Exhibit 99.1

NON-OFFICIAL TRANSLATION

Medellín, November 3, 2023

Ms.

LEYLA THIAB HAMDAN

Director of Access to the Securities Market

FINANCIAL SUPERINTENDENCY OF COLOMBIA

7th Street No. 4 – 49

REFERENCE:	No previous file number

085026 Corredores Davivienda S.A. Comisionista de Bolsa

773 773 Informative correspondence

Without annexes

Dear Madam:

In order to comply with the provisions of article 7.5.1.1.1.2 of the Sole Decree 2555 of 2010 (the “Sole Decree”), and article 3.3.2.2. 5 of the Sole Circular of the Colombian Stock Exchange (“bvc”) and according to the information provided by our Clients, (A) CASINO GUICHARD-PERRACHON S.A.; (B) SEGISOR S.A.S.; (C) GÉANT INTERNATIONAL B.V.; (D) HELICCO PARTICIPAÇÕES LTDA.; (E) COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO; and (F) GPA 2 EMPREENDIMENTOS E PARTICIPAÇÕES LTDA., (the “Sellers” or the “Clients”) we hereby inform of the pre-agreement between the above mentioned companies and CAMA COMMERCIAL GROUP, CORP. (the “Buyer” and, jointly with the Sellers, the “Parties”), with a view to carry out a sale and purchase of Almacenes Éxito S.A. common shares of Almacenes Éxito S.A., registered in the bvc, in the terms indicated below:

1.	Parties’ identification

a.	Buyer: CAMA COMMERCIAL GROUP, CORP, duly organized as a corporation, identified with RUC number 155743365-2- 2023, domiciled in Panama City, Panama, and incorporated under the laws of Panama.

b.	Sellers:

Name of the Seller	Description	Type of document	Number of document
CASINO GUICHARD- PERRACHONS.A.	Societé anonyme incorporated under the laws of France	Foreign company without NIT in Colombia	444.444.187
SEGISOR S.A.S.	Société par action simplifiée incorporated under the laws of France	Foreign company without NIT in Colombia	444.444.186
GÉANT INTERNATIONAL B.V.	Besloten venootschap incorporated under the laws of the Netherlands	NIT	830.060.396
HELICCO PARTICIPAÇÕES LTDA.	Sociedade empresária limitada Incorporated under the laws of Brazil	Foreign company without NIT in Colombia	444.444.191
COMPANHIA BRASILEIRA DEDISTRIBUIÇÃO	Sociedade anónima Incorporated under the laws of Brazil	NIT	901.442.854
GPA 2 EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	Sociedade empresária limitada Incorporated under the laws of Brazil	Foreign company without NIT in Colombia	444.444.133

2.	Target of the operation

Common shares issued by Almacenes Éxito S.A., identified by the mnemonic “EXITO”, either directly or through American Depositary Shares (“ADSs”) and/or Brazilian Depositary Receipts (“BDRs”).

3.	Maximum number of shares subject to the pre-agreement

Name of the Seller	Maximum number of shares subject to the pre-agreement	Percentage of outstanding shares
CASINO GUICHARD-PERRACHON S.A.	8	0,00%
SEGISOR S.A.S.	398.476.912	30,7%
GÉANT INTERNATIONAL B.V.	41.102.964	3,16%
HELICCO PARTICIPAÇÕES LTDA.	2.326.400	0,18%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	107.904.394	8,31%
GPA 2 EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	64.857.915	5,00%
Total	614.668.593	47,36%

4.	Price

The agreed price is USD 0.9053 for each outstanding common share of Almacenes Éxito S.A.

The price will be paid in cash and within the term, through the payment mechanisms set forth in the tender offer notices (OPA), in the bvc Regulation and the bvc’s Sole Circular. As permitted by Article 3.3.3.15 of the bvc Regulation, the Buyer shall establish in the offer notice a possibility of payment abroad and directly to those shareholders of Almacenes Exito S.A. with whom it has a pre-arranged transaction. To that extent, the payment will be made directly by the Buyer, in dollars of the United States of America.

5.	Stock exchange on which the transaction will be carried out

The intended operation will be carried out through the bvc.

6.	Settlement period

The term for the settlement of the planned transaction will be the term indicated in the Tender offer.

7.	Nature of the of the planned operation

The planned transaction will be carried out within the period for receipt of acceptances of the Tender Offer to be made by the Buyer and through an offer in the United States directed to all holders of Almacenes Éxito S.A. common shares residing in the United States and to holders of Almacenes Éxito S.A. ADSs, wherever located (the “U.S. Offer”), which will be made by the Sellers as acceptors of such Tender Offer and/or the U.S. Offer.

8.	Date on which the operation is planned to be carried out through the bvc

The expected date for the acceptance of the tender offer is subject to approval by the SFC. Once approved, the tender offer notices will be published indicating the period for acceptance of the tender offer.

In any case, the allotment of the shares in the tender offer will not occur until one (1) month has elapsed from the date of filing of this communication with the SFC and the bvc.

9.	Beneficial ownership

The Buyer declares that it is NOT the same beneficial owner as the Sellers under the terms of the regulations in force1.

10.	Conditions for the execution of the operation

The period for acceptances of the Tender Offer will be 21 business days from the fifth business day following the date of publication of the first notice of tender offer (the “Acceptance Period”). In the Tender Offer, the Buyer will offer to acquire in the two markets, jointly, a minimum number of shares representing 51% of the outstanding common shares of the Issuer and a maximum number of shares representing 100% of the outstanding common shares of the Issuer.

The Buyer reserves the right to extend the Acceptance Period and to release the minimum number of securities it intends to acquire in accordance with the applicable regulations.

11.	Reimbursement of costs and expenses

The Sellers shall reimburse the Buyer, by wire transfer of immediately available funds to the accounts indicated by the Buyer, for all costs and expenses incurred by the Buyer in negotiating and entering into the pre-agreement and in performing or preparing to complete its obligations under the Tender Offer, including but not limited to, capital costs, financing costs, opportunity costs, costs of bank guarantees, costs of advisors, and other costs, expenses and disbursements, estimated in advance at USD 13. 000,000, free of any withholding, if the Sellers do not timely accept, or revoke acceptances submitted to the Tender Offer, as applicable, or a competing offer is made in Colombia and the Buyer decides not to improve such offer, among others.

12.	Brokerage Firm

Corredores Davivienda S.A. Comisionista de Bolsa will act in the transaction on behalf of the Sellers and Valores Bancolombia S.A. Comisionista de Bolsa will act in the transaction on behalf of the Buyer.

Sincerely,

(Original signed)

Juan de Bedout Vargas

Legal representative

Corredores Davivienda S.A.

[1]	Decree 2555 of 2010, article 6.1.1.1.3.

NON-OFFICIAL TRANSLATION

Medellín, November 3, 2023

Ms.

LEYLA THIAB HAMDAN

Director of Access to the Securities Market

SECURITIES MARKET ACCESS DEPARTMENT

FINANCIAL SUPERINTENDENCY OF COLOMBIA

Bogotá D.C.

REFERENCE:	No previous file number

85-22 Valores Bancolombia S.A.

773 Informative correspondence

Dear Madam:

In compliance with the provisions of the pre-arranged transactions regulation1, the instructions of the Colombian Stock Exchange2 (“bvc”), and based on the information provided by our client CAMA COMMERCIAL GROUP CORP (the “Buyer”), we inform about the existing pre-agreement between this and the companies: (i) CASINO GUICHARD- PERRACHON S.A.; (ii) SEGISOR S.A.S.; (iii) GÉANT INTERNATIONAL B.V; (iv) HELICCO PARTICIPAÇÕES LTDA; (v) COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO; and (vi) GPA2 EMPREENDIMENTOS EPARTICIPAÇÕES LTDA, (the “Sellers” and, jointly with the Buyer, the “Parties”). The purpose of the foregoing is the completion of a purchase and sale of the common shares of the issuer Almacenes Éxito S.A. (the “Issuer”), registered in the bvc, under the terms described below:

1.	Parties’ identification

a.	Buyer: CAMA COMMERCIAL GROUP, CORP, duly organized as a corporation, identified with RUC number 155743365-2- 2023, domiciled in Panama City, Panama, and incorporated under the laws of Panama.

b.	Sellers:

Name of the Seller	Description	Type of document	Number of document
CASINO GUICHARD- PERRACHONS.A.	Societé anonyme incorporated under the laws of France	Foreign company without NIT in Colombia	444.444.187
SEGISOR S.A.S.	Société par action simplifiée incorporated under the laws of France	Foreign company without NIT in Colombia	444.444.186
GÉANT INTERNATIONAL B.V.	Besloten venootschap incorporated under the laws of the Netherlands	NIT	830.060.396
HELICCO PARTICIPAÇÕES LTDA.	Sociedade empresária limitada Incorporated under the laws of Brazil	Foreign company without NIT in Colombia	444.444.191
COMPANHIA BRASILEIRA DEDISTRIBUIÇÃO	Sociedade anónima Incorporated under the laws of Brazil	NIT	901.442.854
GPA 2 EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	Sociedade empresária limitada Incorporated under the laws of Brazil	Foreign company without NIT in Colombia	444.444.133

[1]	Decree 2555 of 2010, article 7.5.1.1.2
[2]	Sole Circular of the Colombian Stock Exchange, Article 3.3.2.5.

2.	Target of the operation

Common shares issued by Almacenes Éxito S.A., identified by the mnemonic “EXITO”, either directly or through American Depositary Shares (“ADSs”) and/or Brazilian Depositary Receipts (“BDRs”).

3.	Maximum number of shares subject to the pre-agreement

Name of the Seller	Maximum number of shares subject to the pre-agreement	Percentage of outstanding shares
CASINO GUICHARD-PERRACHON S.A.	8	0,00%
SEGISOR S.A.S.	398.476.912	30,7%
GÉANT INTERNATIONAL B.V.	41.102.964	3,16%
HELICCO PARTICIPAÇÕES LTDA.	2.326.400	0,18%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	107.904.394	8,31%
GPA 2 EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	64.857.915	5,00%
Total	614.668.593	47,36%

4.	Price

The agreed price is USD 0.9053 for each outstanding common share of Almacenes Éxito S.A.

The price will be paid in cash and within the term, through the payment mechanisms set forth in the tender offer notices (OPA), in the bvc Regulation and the bvc’s Sole Circular. As permitted by Article 3.3.3.15 of the bvc Regulation, the Buyer shall establish in the offer notice a possibility of payment abroad and directly to those shareholders of Almacenes Exito S.A. with whom it has a pre-arranged transaction. To that extent, the payment will be made directly by the Buyer, in dollars of the United States of America.

5.	Stock exchange on which the transaction will be carried out

The intended operation will be carried out through the bvc.

6.	Settlement period

The term for the settlement of the planned transaction will be the term indicated in the Tender offer.

7.	Nature of the of the planned operation

The transaction will be consummated within the period for receipt of acceptances of the Tender Offer intended to be made by the Buyer, and through an offer in the United States directed to all holders of the Issuer’s ordinary shares, residing in the United States, and holders of the Issuer’s ADSs, wherever located (the “U.S. Offer”), to which the Sellers will apply as acceptors of such Tender Offer and/or the U.S. Offer.

8.	Date on which the operation is planned to be carried out through the bvc

The expected date for the acceptance of the tender offer is subject to approval by the SFC. Once approved, the tender offer notices will be published indicating the period for acceptance of the tender offer.

In any case, the allotment of the shares in the tender offer will not occur until one (1) month has elapsed from the date of filing of this communication with the SFC and the bvc.

9.	Beneficial ownership

The Buyer declares that it is NOT the same beneficial owner as the Sellers under the terms of the regulations in force3.

10.	Conditions for the execution of the operation

The period for acceptances of the Tender Offer will be 21 business days from the fifth business day following the date of publication of the first notice of tender offer (the “Acceptance Period”). In the Tender Offer, the Buyer will offer to acquire in the two markets, jointly, a minimum number of shares representing 51% of the outstanding common shares of the Issuer and a maximum number of shares representing 100% of the outstanding common shares of the Issuer.

The Buyer reserves the right to extend the Acceptance Period and to release the minimum number of securities it intends to acquire in accordance with the applicable regulations.

11.	Reimbursement of costs and expenses

The Sellers shall reimburse the Buyer, by wire transfer of immediately available funds to the accounts indicated by the Buyer, for all costs and expenses incurred by the Buyer in negotiating and entering into the pre-agreement and in performing or preparing to complete its obligations under the Tender Offer, including but not limited to, capital costs, financing costs, opportunity costs, costs of bank guarantees, costs of advisors, and other costs, expenses and disbursements, estimated in advance at USD 13. 000,000, free of any withholding, if the Sellers do not timely accept, or revoke acceptances submitted to the Tender Offer, as applicable, or a competing offer is made in Colombia and the Buyer decides not to improve such offer, among others.

12.	Brokerage Firm

Valores Bancolombia S.A. Comisionista de Bolsa will act in the transaction on behalf of the Buyer and Corredores Davivienda S.A. Comisionista de Bolsa will act on behalf of the Sellers.

Sincerely,

(Original signed)

Jorge Alberto Arango

Legal representative

Valores Bancolombia S.A.

[3]	Decree 2555 of 2010, article 6.1.1.1.3.